[Cooley letterhead]

VIA EDGAR

December 20, 2013

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	EnerNOC, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-33471

Dear Mr. Krikorian:

On behalf of EnerNOC, Inc. (“EnerNOC”), we refer to the SEC comment letter dated December 18, 2013 sent to EnerNOC (the “Letter”). As discussed with Mr. Crispino, Staff Attorney, EnerNOC will be responding to the Letter on or prior to January 10, 2014. The additional time is required in order to properly review and finalize the responses in light of the holiday season.

If you require additional information, please telephone the undersigned at (617) 937-2319.

Sincerely,

/s/ Miguel J. Vega

Miguel J. Vega

Cooley LLP

cc:	Matthew Cushing
General Counsel